Exhibit 99.1

Hammerhead Energy Files Final Canadian Non-Offering Prospectus and Confirms Expected Trading on the NASDAQ and TSX

CALGARY, ALBERTA, February 24, 2023 – Hammerhead Energy Inc. (”Hammerhead Energy” or the “Corporation”) today announced that in connection with the previously announced business combination among the Corporation, Hammerhead Resources Inc. and Decarbonization Plus Acquisition Corporation IV, which was completed on February 23, 2023, the Corporation has filed and received a receipt from the Alberta Securities Commission for its final Canadian non-offering prospectus.

The Corporation is now a reporting issuer under the Securities Act (Alberta) and its Class A common shares and warrants are scheduled to commence trading on the NASDAQ under the ticker symbols “HHRS” and “HHRSW,” respectively, and on the TSX under the ticker symbols “HHRS” and “HHRS.WT,” respectively, on February 27, 2023.

About Hammerhead Energy

Hammerhead Energy is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources, a wholly owned subsidiary of the Corporation, was formed in 2009 and has over 85 employees as of February 23, 2023.

Contacts

For further information, please contact:

Scott Sobie

President and CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President and CFO

Hammerhead Energy Inc.

403-930-0560

Forward-Looking Statements

This press release includes certain statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead Energy’s listing on the NASDAQ and the TSX. These forward-looking statements speak only as of the date of this press release and are based on information available as of the date of this press release and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead Energy’s views as of any subsequent date, and Hammerhead Energy does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Hammerhead Energy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include the risks and uncertainties indicated from time to time in Hammerhead Energy’s filings with the Alberta Securities Commission and United States Securities and Exchange Commission, including those under “Risk Factors” therein.